Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of a letter sent to Depomed, Inc. (“Depomed”) by Horizon Pharma plc (“Horizon Pharma”) which contains information regarding the proposed acquisition of Depomed by Horizon Pharma.

Horizon Pharma sent the letter to Depomed on August 31, 2015.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell or vote securities. This communication relates to a solicitation by Horizon Pharma of Depomed’s shareholders to call two special shareholders meetings to consider the principal proposals described in the Special Meetings Solicitation Statement (as defined below) and a proposal which Horizon Pharma has made for a business combination transaction with Depomed. On August 28, 2015, Horizon Pharma filed an amended preliminary solicitation statement and accompanying WHITE and BLUE proxy cards with the U.S. Securities and Exchange Commission (“SEC”) with respect to the solicitation of proxies to call two related special meetings of shareholders (including any amendments and supplements, the “Special Meetings Solicitation Statement”). Subject to further developments, Horizon Pharma may file one or more amendments to the Special Meetings Solicitation Statement and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with such special shareholders meetings, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC in connection with the proposed transaction. This communication is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such special shareholders meetings or any registration statement, prospectus, proxy statement or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE ACCOMPANYING WHITE PROXY CARDS AND BLUE PROXY CARDS AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TWO SPECIAL SHAREHOLDERS MEETINGS AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL SHAREHOLDERS MEETINGS AND THE PROPOSED TRANSACTION, AS APPLICABLE. Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement and these other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in a solicitation of proxies in connection with the request to call two special shareholders meetings and in connection with the proposed transaction. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and the Horizon Pharma nominees in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the two special shareholders meetings and the proposed transaction. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the two special shareholders meetings and the proposed transaction. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

HORIZON PHARMA PLC

c/o Horizon Pharma, Inc.

520 Lake Cook Road, Suite 520

Deerfield, IL 60015

August 31, 2015

VIA EMAIL AND OVERNIGHT MAIL

Depomed, Inc.

7999 Gateway Boulevard, Suite 300

Newark, California 94560

Attention:	Matthew M. Gosling
Senior Vice President, General Counsel and Secretary

Re:	Our August 4, 2015 Demand for Inspection of List of Shareholders
Pursuant to Section 1600(a) of the General Corporation Law of California

Dear Mr. Gosling:

Reference is hereby made to that certain written request under Section 1600(a) of the General Corporation Law of the State of California (the “CGCL”) from Horizon Pharma, Inc. (the “Shareholder”), a Delaware corporation and a wholly owned subsidiary of Horizon Pharma plc, an Irish public limited company (together with the Shareholder, “Horizon”), to you, dated August 4, 2015 (the “Request”), demanding certain shareholder list materials of Depomed, Inc., a California corporation (the “Company”), those certain letter replies to the Shareholder from the Company in response to the Request, dated August 11, 2015 and August 19, 2015 (together, your “Reply”) and that certain list as of August 13, 2015 (the “Recent Date”) of the Company’s shareholders of record, their names and addresses and their shareholdings that the Company produced in response to the Request (the “Initial Recordholder List”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Request.

Following up on the Request, we are confirming receipt of the Initial Recordholder List and seeking written confirmation as to whether the Company intends to provide, or confirm why it is not reasonably obtainable, the following shareholder list materials as of the Recent Date and as of the dates otherwise specified:

(a)

All information that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or their nominees or from other nominees of any central certificate depository system relating to the names and addresses and telephone numbers of and number, series and class of shares of stock of the Company as of (i) the Recent Date, (ii) the Request Record Date and (iii) the Special Meeting Record Date held by the participating brokers and banks named in the individual nominee names of Cede & Co. or other similar depositories or nominees, including, in each such case, (A) respondent bank lists, and all omnibus proxies and related respondent bank proxies and listings issued pursuant to Rule 14b-2 under the Exchange Act, and (B) all “Weekly Security Position Listing

Daily Closing Balances” reports or in its absence daily Security Position Listings issued by The Depository Trust Company with respect to the Company’s stock, in each case if any; and

(b)	All information in or that comes into the Company’s possession or control or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or their nominees or from nominees of any central certificate depository system relating to the names and addresses and telephone numbers of and shares of stock of the Company held by the non-objecting beneficial owners of the stock of the Company as of any date this year and as of or following the Recent Date, the Request Record Date and the Special Meeting Record Date, including such information which is obtainable pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Exchange Act, on electronic media in Excel format, along with such computer processing data as is necessary for the Shareholder to make use of such information on electronic media, and a hard copy printout of such information in order of descending balance for verification purposes. If such information is not in the Company’s possession, custody or control, such information should be requested from Broadridge Financial Solutions, Inc. (formerly Automatic Data Processing) — Investor Communications Services (the information described in this clause (b) together with that described in the preceding clause (a), the “Beneficial Owner Information”).

Your Reply did not directly address whether the Company would provide, or could reasonably obtain, the Beneficial Owner Information, and the Initial Recordholder List did not contain any such information.

As a matter of practice in contested solicitations and fairness, we firmly believe that the Company should provide the Shareholder with the Beneficial Owner Information per the Request. Such information is customarily both available to publicly traded companies and provided by such companies in response to shareholder list demands. In that regard, we would suggest that you consult with the Company’s proxy solicitor as to what has become almost universal practice in this area. As the Request noted, we are seeking the Beneficial Owner Information and other requested information to facilitate the solicitation of proxies pursuant to our proxy solicitation to call one or more special meetings of the Company’s shareholders as permitted by the CGCL. To ensure that we have an equal opportunity to contact the Company’s shareholders relative to the Company’s Board of Directors and management in such solicitation, the Company should provide the Beneficial Owner Information per the Request, or else confirm why such information cannot reasonably be obtained.

We believe that if the Company is acting in the best interests of its shareholders it will comply with this request for the Beneficial Owner Information and not further tilt the playing field against the Company’s shareholders. Nothing in this letter shall waive or otherwise limit any right or remedy of Horizon against any party, and Horizon fully reserves its right to assert any defenses or any claims for, without limitation, damages and equitable relief. Moreover, without limiting the foregoing, the receipt of any materials by Horizon from the Company, including the Initial Recordholder List, shall not be deemed to be an acknowledgement by Horizon that your Reply and/or any such materials received by Horizon were in compliance with the CGCL, and Horizon fully reserves its rights to challenge the validity thereof.

2

We respectfully request that a copy of this letter be furnished to each member of the Company’s Board of Directors.

[Signature page follows]

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Sincerely,

HORIZON PHARMA, INC.

By:	/s/ Brian K. Beeler
	Name:	Brian K. Beeler
	Title:	Executive Vice President,
General Counsel

cc: Daniel Burch, MacKenzie Partners, Inc.,

cc: Robert Marese, MacKenzie Partners, Inc.

cc: Rodd M. Schreiber, Skadden, Arps, Slate, Meagher & Flom LLP

cc: Richard J. Grossman, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature page to Horizon Shareholder List Request]